UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

ENCORE CAPITAL GROUP, INC.
_____________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share
____________________________________________________________________________________

 (Title of Class of Securities)

292554102
____________________________________________________________________________________

(CUSIP Number)

JCF FPK I LP

JCF Associates II-A LP

JCF Associates II-A LLC

J. Christopher Flowers

717 Fifth Avenue, 26th Floor

New York, NY 10022

Attention: Sally Rocker

Telephone: (212) 404-6800

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street

London EC2Y 9HU

+44 207 275 6500
____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2007
____________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102

1.	Name of Reporting Person I.R.S. Identification No.
JCF FPK I LP 77-0681908

2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 5,737,032 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 5,737,032 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,737,032 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 25.2%+

14.	Type of Reporting Person PN

+

Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006, which was filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554102

1.	Name of Reporting Person I.R.S. Identification No.
JCF Associates II-A LP 20-5093556

2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 5,737,032 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 5,737,032 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,737,032 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 25.2%+

14.	Type of Reporting Person PN

+

Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006, which was filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554102

1.	Name of Reporting Person I.R.S. Identification No.
JCF Associates II-A LLC 20-5092853

2.	Check the Appropriate Box if a Member of a Group
(a)	[X]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 5,737,032 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 5,737,032 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,737,032 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 25.2%+

14.	Type of Reporting Person OO

+

Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006, which was filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on February 28, 2007.

CUSIP No. 292554102

1.	Name of Reporting Person I.R.S. Identification No.
J. Christopher Flowers

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 5,737,032 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 5,737,032 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,737,032 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 25.2%+

14.	Type of Reporting Person IN

+

Based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007, as reported in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006, which was filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on February 28, 2007.

Item 1.

Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”).

The address of the principal executive offices of Encore is 8875 Aero Drive, Suite 200, San Diego, California 92123.

Item 2.

Identity and Background

This Schedule 13D is being jointly filed by JCF FPK I LP, a Delaware limited partnership (“JCF FPK”), JCF Associates II-A LP, a Delaware limited partnership (“JCF Associates”), JCF Associates II-A LLC, a Delaware limited liability company (“JCF LLC” and, together with JCF FPK and JCF Associates, the “JCF FPK Entities”), and J. Christopher Flowers, a natural person and citizen of the United States of America (Mr. Flowers, together with the JCF FPK Entities, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement dated the date of this Schedule 13D.  A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference in its entirety herein.

The principal business of JCF FPK is investments.  JCF FPK was organized shortly before entering into the Stock Purchase Agreement (as defined below) and does not currently own any other investments.

JCF Associates is the sole general partner of JCF FPK and has control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by JCF FPK.

JCF LLC is the sole general partner of JCF Associates and has sole control over its affairs and investment decisions, including, indirectly, the power to vote or dispose of the shares of Common Stock held by JCF FPK.

J. Christopher Flowers is the sole member and manager of JCF LLC and thus may be deemed to control JCF LLC and each entity directly or indirectly controlled by JCF LLC (including JCF FPK).

The principal office of each of the Reporting Persons is located at 717 Fifth Avenue, 26th Floor, New York, New York 10022.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

As a result of the Reporting Persons’ purchase of the Purchased Shares (as defined in Item 3) and the April 20 Letter (as defined in Item 4), the Reporting Persons and the Red Mountain Reporting Persons (as defined in Item 4) may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and deemed to be the beneficial owner of all of the shares of Common Stock owned by each of them.  The Reporting Persons and the Red Mountain Reporting Persons are acting together with respect to Encore to the extent, but only to the extent, set forth in the April 20 Letter.  Other than as set forth in the April 20 Letter, neither the Reporting Persons nor the Red Mountain Reporting Persons have any agreement or understanding with each other as to Encore, or any obligation to act in concert or otherwise on the same basis. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Common Stock held by the Red Mountain Reporting Persons for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.  This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to the Red Mountain Reporting Persons or the beneficial ownership of shares of Common Stock by them. Neither Red Mountain Capital Partners LLC nor any of its affiliates is a reporting person for purposes of this Schedule 13D, and the Red Mountain Reporting Persons are filing a separate statement on Schedule 13D with respect to Red Mountain Capital Partners LLC and its affiliates.

Item 3.

Source and Amount of Funds or Other Consideration

On April 20, 2007, JCF FPK entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Triarc Companies, Inc., Madison West Associates Corp., Peltz Family Limited Partnership, The Leni and Peter May Family Foundation, Jon May, Leslie May Blauner, C.P. International Investments Limited and Amy Schorr (collectively, the “Sellers”) to acquire 5,737,032 shares of Common Stock (the “Purchased Shares”), which represent approximately 25.2% (based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007 as reported by Encore in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006) of the outstanding shares of Common Stock for a cash purchase price payable upon closing of $9.75 per share.  The Stock Purchase Agreement provides that the purchase and sale of the Purchased Shares will take place on May 10, 2007, subject to and upon the terms and conditions of the Stock Purchase Agreement.  The Stock Purchase Agreement contains, among other conditions, a condition that Mr. Ray Fleming and Mr. Peter May, who are representatives of certain of the Sellers and currently serve as directors of Encore, have tendered their resignations as directors on effective as of the closing of the transaction.  The transaction was privately negotiated by the parties.  A copy of the Stock Purchase Agreement is filed as Exhibit 99.2 hereto and is incorporated by reference in its entirety herein.

In connection with the Stock Purchase Agreement, the parties to the Stock Purchase Agreement also entered into a Custody Agreement and Irrevocable Power of Attorney with American Stock Transfer & Trust Company, substantially in the form of Exhibit A of the Stock Purchase Agreement.

The purchase price for the Purchased Shares will be funded through equity contributions to JCF FPK.

Item 4.

Purpose of Transaction

JCF FPK has entered into the Stock Purchase Agreement and the Reporting Persons acquired beneficial ownership of the Purchased Stock for investment purposes because they believe that the Common Stock is currently undervalued and represents an attractive investment opportunity.

Representatives of the JCF FPK Entities have met and held discussions with the management of Encore and expect to maintain a dialogue with management regarding, among other things, Encore’s operations, strategic direction, capital structure and corporate governance and the JCF FPK Entities’ expectation that management will pursue appropriate measures to enhance shareholder value.

On April 16, 2007, Red Mountain Capital Partners LLC, Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and RMCP GP LLC (collectively, “Red Mountain”), Red Mountain Capital Management, Inc. (“RMCM”) and Mr. Willem Mesdag (together with Red Mountain and RMCM, the “Red Mountain Reporting Persons”) filed a statement on Schedule 13D with the Securities and Exchange Commission (the “RM 13D”).  According to the RM 13D, Red Mountain beneficially owns 3,435,062 shares of Common Stock, which, according to the RM 13D, represent approximately 15.1% of the outstanding shares of Common Stock.

Representatives of the JCF FPK Entities and representatives of Red Mountain have held preliminary discussions regarding the possibility that, if the JCF FPK Entities were to acquire shares of Common Stock, the JCF FPK Entities and Red Mountain might collaborate with each other with respect to their respective ownership of shares of Common Stock, and that, among other things, such collaboration might include agreements regarding the voting, disposition or acquisition of Common Stock, as well as board representation.  On April 20, 2007, Red Mountain Capital Partners LLC and JCF FPK signed a letter (the “April 20 Letter”) in which Red Mountain Capital Partners LLC and JCF FPK acknowledged the discussions referred to in the preceding sentence and confirmed their mutual intentions to continue those discussions with each other with a view to defining the scope and terms of any such collaboration and, if each of them determines in its sole discretion to do so, to enter into a written agreement with respect thereto.  The April 20 Letter permits either Red Mountain Capital Partners LLC or JCF FPK to terminate the discussions at any time without further liability (except in connection with certain provisions of the April 20 Letter). No assurance can be given whether the discussions contemplated in the April 20 Letter will be pursued or for how long, or whether such discussions will result in Red Mountain Capital Partners LLC, JCF FPK or any of their respective affiliates entering into a binding agreement to collaborate or as to the scope and content of any such agreement. The foregoing summary of the provisions of the April 20 Letter is qualified by reference to the actual text of the April 20 Letter.  A copy of the April 20 Letter is filed as Exhibit 99.3 hereto and is hereby incorporated by reference in its entirety.

The Reporting Persons have communicated with and may continue to communicate with other persons regarding Encore, including, without limitation, the board of directors of Encore or individual directors, other shareholders of Encore (including, without limitation, the Red Mountain Reporting Persons) and potential strategic or financing partners.

The Reporting Persons do not presently intend to seek to replace Encore’s current management or to take any adverse or opposing position to the current policies of Encore.  The Reporting Persons will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of Encore, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Reporting Persons, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to their investment in Encore as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) purchasing additional Common Stock or other securities of Encore, (iii) selling some or all of any securities of Encore held by the Reporting Persons, (iv) proposing, whether alone or with others, a transaction that would result in a change of control of Encore, or (v) otherwise changing their intention with respect to any of the matters referred to in this Item 4.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, or any other transaction which the Reporting Persons believe could enhance shareholder value.

The Stock Purchase Agreement contains a condition that Mr. Ray Fleming and Mr. Peter May, who are representatives of certain of the Sellers and currently serve as directors of Encore, have tendered their resignations as directors effective as of the closing of the transaction.  JCF FPK currently intends to seek representation on the board of directors of Encore and representatives of the JCF FPK Entities have discussed this intention with the management of Encore.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be disclosed in this Item 4.

 Item 5.

Interest in Securities of the Issuer

The Reporting Persons have the shared power to vote or to direct to vote, in the aggregate, 5,737,032 shares of Common Stock, which represent approximately 25.2% of the outstanding Common Stock (based on 22,782,477 shares of Common Stock outstanding as of February 5, 2007 as reported by Encore in the Annual Report on Form 10-K for the Annual Period ended December 31, 2006).   None of the Reporting Persons individually has the sole power to vote or to direct the voting of or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by any of them.  As a result of their ownership interest in and control of JCF FPK, each of JCF Associates, JCF LLC and Mr. Flowers may be deemed to control JCF FPK and therefore may be deemed to hold voting and/or dispositive power over the shares of Common Stock held by JCF FPK.  Mr. Flowers disclaims beneficial ownership of such shares of Common Stock.

The disclosure in the last paragraph of Item 2 of this Schedule 13D is incorporated by reference in its entirety herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of Encore.

Item 7.

Material to Be Filed as Exhibits

Exhibit	Description

99.1.	Joint Filing Agreement dated April 20, 2007 among JCF FPK, JCF Associates, JCF LLC and J. Christopher Flowers.
99.2.	Stock Purchase Agreement dated as of April 20, 2007 among JCF FPK and the Sellers.
99.3	Letter dated April 20, 2007 from JCF FPK to Red Mountain Capital Partners LLC and accepted and agreed by Red Mountain Capital Partners LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2007

JCF FPK I LP

By:

JCF Associates II-A LP, its general partner

By:

JCF Associates II-A LLC, its general partner

By:

/s/ Sally Rocker

            Name: Sally Rocker

            Title:

Managing Director

JCF ASSOCIATES II-A LP

By:

JCF Associates II-A LLC, its general partner

By:

/s/ Sally Rocker

            Name: Sally Rocker

            Title:

Managing Director

JCF ASSOCIATES II-A LLC

By:

/s/ Sally Rocker

           Name: Sally Rocker

           Title:

Managing Director

J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers